Exhibit 3.32

BY-LAWS
OF
[                       ], INC.

Article I.  Shareholders

Section 1.                          Meetings of the shareholders shall be held at the registered office of the Corporation unless another place shall have been determined by the directors and stated in the notice of meeting. Annual meetings shall be held at 10:00 a.m. on the first Monday of May unless a holiday and then on the next business day or at such other time and date as the Board of Directors may designate.

Article II.  Directors

Section 1.                          The number of directors shall be three.

Section 2.                          A regular meeting of the Board of Directors shall be held without notice immediately following the annual meeting of shareholders and at the same place. The Board of Directors may provide for the holding without notice of additional regular meetings.

Section 3.                          Special meetings of the Board of Directors may be called by the President or any two directors on 24-hour notice given personally or by telephone or telegraph or on four (4) days notice by mail, Special meetings shall be held at the place fixed by the Board of Directors for the holding of meetings, or if no such place has been fixed, at the principal business office of the Corporation.

Article III.  Office

Section 1.                          The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice President, a Secretary, and a Treasurer who shall be elected annually at a regular meeting of the Board of Directors held after the annual meeting of shareholders and shall hold office so long as they are satisfactory to the Board of Directors. In the event that the President is absent or unable to act, a Vice President shall be elected by the Board of Directors to perform the duties of the President. The Corporation may also have such other officers as are elected by the Board of Directors.

Section 2.                          The President shall be the principal executive officer of the Corporation to put into effect the decisions of the Board of Directors. Subject to such decisions, he shall supervise and control the business and affairs of the Corporation.

Section 3.                          Subject to any specific assignments of duties made by the Board of Directors, the Vice President, the Secretary and Treasurer shall act under the direction of the President. The Secretary shall prepare and keep minutes of the meetings of the shareholders and the directors and shall have general charge of the stock records of the Corporation. The Treasurer shall have custody of the funds of the Corporation and keep its financial records.

Article IV.  Miscellaneous

Section 1.                          The Board of Directors may authorize any officer or agent to enter into any contract or to execute any instrument for the Corporation. Such authority may be general or be confined to specific instances.

Section 2.                          Certificates representing shares of the Corporation shall be in such form as the Board of Directors shall determine. Transfers of shares shall be made only on the stock transfer books of the Corporation,

Article V.  Action Without Meetint

Section 1.                          Any action required or permitted to be taken by the Board of Directors or the shareholders at a meeting may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all directors, shareholders or members, as the case may be.

Article VI.  Amendments

Section 1.                          These By-Laws may be altered, amended or repealed and new by-laws may be adopted by the Board of Directors or by the shareholders.